United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Presentation	3
Signature Page	30

2

Webcast 4Q18 Rio de Janeiro, March 28th, 2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” DAisgcelanimdear

1. Emergency response 2. Financial and operational impacts Agendaa

Emergency response

5 Action has been taken in humanitarian emergency aid Medical support and help centers • More than 400 professionals actively working in 5 service stations in Brumadinho, Nova Lima and Barão dos Cocais 10 hospitals and health units in service More than 6,800 medical and psychological consultations More than 51,000 pharmacy items purchased Preventive fumigation in the affected areas against the proliferation of diseases such as the dengue fever, yellow fever and other infections maladies • • • • Updated on March 25th, 2019.

6 Action has been taken in humanitarian emergency aid Transportation, accommodation and other support • 322 accommodations available • 125 houses being rented for the families • Toll-free call center • More than 44 million liters of water for human and animal consumption and agricultural irrigation distributed to 21 municipalities • 1,365 available seats for transportation (including light vehicles, buses and ambulances) • Creation of alternative routes such as one for the Alberto Flores avenue • Services for issuing documentations Updated on March 25th , 2019.

7 Action has been taken in humanitarian emergency aid Donations • • R$ 100,000 donation to the families of each victim of the dam breach: 269 payments made R$ 50,000 donation, by residence, to those who resided in the Self-Rescue Zone (“ZAS – Zonas de Auto-Salvamento”): 91 payments made • R$ 15,000 donation to those who had their business activities affected (previous registration): 70 payments made • R$ 5,000 donation for each of the families living in the Self-Saving Zones (“ZAS – Zonas de Auto -Salvamento”) of the Sul Superior dam of the Gongo Soco mine in Barão de Cocais: 148 payments made Updated on March 25th, 2019.

8 Action has been taken in humanitarian emergency aid Financial Support • R$ 20 million will be invested to purchase equipment, structural improvements and professional training for the Fire Department of MG¹ • More than R$ 289 million allocated for medicine acquisition, water, equipment and other logistic costs • R$ 80 million of financial compensation for the city of Brumadinho due to interruption of activities • R$ 2.6 million allocated to the city of Brumadinho for purchase of emergency equipment and hiring of healthcare professionals and psychological and social assistants, with the aim of improving the humanitarian aid in the affected municipalities • Acquisition of R$ 6.5 million in equipment for the Legal Medical Institute of Belo Horizonte ¹ State of Minas Gerais Updated on March 25th, 2019.

9 The Board of Directors established three Extraordinary Independent Consulting Committees addressing key issues in response to the dam breach Dedicated to follow-up on the measures taken to support the affected people and the recovery of the areas affected by the breach of the dam, assuring that all necessary resources will be applied Dedicated to investigating the causes of the dam breach Dedicated to provide support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams Coordinated and composed by external and independent members, with unblemished reputation and experience on the matters Extraordinary Independent Consulting Committee for Dam Safety Extraordinary Independent Consulting Committee for Investigation Extraordinary Independent Consulting Committee for Support and Recovery

10 The quick response to the dam breach culminated with the signing of the Preliminary Agreement for Indemnification... Management established a Crisis Committee BoD established three Extraordinary Independent Consulting Committees (“CIAE”). CIAE for Support and Recovery, CIAE for Investigation and CIAE for Dam Safety BoD suspended: (i) the shareholder remuneration policy and (ii) the variable remuneration payment for executives Vale accelerated the decommissioning/de-characterization of its remaining upstream tailings dams Vale hired the American law firm Skadden to assist in the investigation Vale hired four external experts to compose the Panel of Experts, which will work under the direction of Skadden and will provide an evaluation and a report on the technical causes of the dam rupture Vale signs a Preliminary Agreement for indemnifications at a hearing

11 ...an agreement that reinforces the cooperation between Vale and Brazilian authorities Broad coverage for accelerated indemnification… • Emergency indemnification to all residents of Brumadinho and those who resided within a 1km radius of the Paraopeba riverbed, between Brumadinho and Retiro Baixo plant Monthly payment of one minimum wage (MW) per adult, 50% of the MW per teenager, and 25% of the MW per child, for a period of 12 months, starting on January 25th,2019 Payment of 2/3 of the salaries of all own and third-party deceased employees until the final indemnity agreement is signed Own and third-party missing employees will continue to receive their wages Guarantee of employment or salary for own and third-party employees of Brumadinho, until December 31st, 2019 Health insurance for the family members of own and third-party employees, lifetime insurance for widows or partners and up to 22 years-old for dependents Psychological assistance until discharged R$ 920 in daycare assistance for employees with children up to 3 years old R$ 998 in educational assistance for children of employees until they turn 18 years old • • • • • • • • …minimizing the uncertainty of those impacted by the dam breach

12 Emergency compensation payment schedule More than 1,300 payments have already been made for residents of Parque da Cachoeira and Córrego do Feijão • The service are being carried out at Indemnity Registration Stations, from Monday to Saturday, from 8 am to 6 pm, in each location until the end of April The start of the service according to location: • - - - - - - 3/20: Brumadinho – neighborhood of Parque da Cachoeira and Córrego do Feijão 3/25: Brumadinho – Pires 3/27: Brumadinho – regions of Capão Redondo, Jangada, Casa Branca, Retiro das Pedras 4/3: Municipality of São Joaquim das Bicas and Mário Campos 4/10: Brumadinho – Sede 4/17: Brumadinho – Conceição do Itaguá District and Aranha, and municipalities of Betim and Juatuba 4/24: Brumadinho – Districts of São José do Paraopeba and Piedade do Paraopeba 4/29: other municipalities (Igarapé, Esmeraldas, Florestal, Pará de Minas, São José da Varginha, Fortuna de Minas, Pequi, Maravilhas, Papagaios, Paraopeba, Curvelo and Pompéu) - - • • • 10 working days to evaluate documentation 10 working days to make the payment Payment retrospectively to January with a 12-month duration (from January to December of 2019) Updated on March 25th, 2019.

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About relocations

Impacted by the breach of the Dam I in Brumadinho or residents of the Self-Saving Zones ("ZAS – Zonas de Auto-Salvamento") of the Sul Superior, B3/B4, Vargem Grande, Forquilhas I, II, III and Grupo dams

- People allocated in temporary housing, hotel, inns or with friends and relatives
- Brumadinho (Dam I): 265 people
- Barão de Cocais (Sul Superior dam of Gongo Soco mine): 442 people
- Macacos (B3/B4 dams of Mar Azul mine): 201 people
- Nova Lima (Vargem Grande dam of Vargem Grande mine): 27 people
- Ouro Preto (Grupo and Forquilhas I, II and III dams of the Fábrica mine): 4 people
- Rio Preto (PCH Mello): 4 people

Updated on March 21st, 2019.

VALE

14 Animal care is included in the scope of remediation initiatives Specialized helicopter for Field hospital for animals assistance in rescuing animals • 190 professionals (among veterinarians, biologists and technicians) dedicated to rescuing the local fauna Treatment of birds, reptiles, horses, bovine animals, cats and canines 468 animals rescued 79 fishes rescued • Heli-basket, an equipment coupled to the external area of the helicopter Transportation of small and middle sized animals of up to 113 kg Large animals are lifted by the aircraft • • • • • Updated on March 25th, 2019.

15 A tailored approach to each of the sections affected in the Dam I area and along the Paraopeba river 1st section: Dikes, hydraulic barriers and bridge construction • • • • • • Covers the area of up to 10 Km from the Dam I breach site Construction of dikes for retention of heavier tailings Ongoing transportation and storage of rocks that will be used in the structures Installation of more hydraulic barriers and small dams to assist in the tailings control Construction start of a Water Treatment Station with capacity of 2 thousand m3/h Removal of tailings that blocked a stretch of the Alberto Flores Avenue and installation of metal barrier to prevent the tailings from covering the road again Construction of a bridge to restore traffic between communities and downtown Brumadinho • 2nd section: Dredging • Covers the 10 to 30-kilometer area that stretches to the city of Juatuba Installation of equipment for the dredging of debris Objective of cleaning and de-sanding the Paraopeba river channel Material collected by the dredgers will be properly disposed outside the Permanent Preservation Area of the river • • •

16 A tailored approach to each of the sections affected in the Dam I area and along the Paraopeba river 3rd section: Control membranes and water monitoring • 170 km stretch of the Paraopeba river between Juatuba and the Retiro Baixo Plant Sediment control barriers – turbidity membranes 5 in total, 3 in Pará de Minas region and 2 in the municipalities of Juatuba and Betim 30m wide and 2-3m deep Functions as a filtering fabric, retaining solid particles • 10-15% reduction in water turbidity levels • • •

17 Monitoring of water quality from the Paraopeba river to the São Francisco river mouth every hour at four Updated on March 21st, 2019. The turbidity plume is in the reservoir at the Retiro Baixo plant, approximately 300 kilometers from the breach site Turbidity analyses different points Daily collection of water and sediments for chemical analysis 65 monitoring points

18 Analyses of water, soil, tailings and sediment collected from the Paraopeba river Studies show that the river can be recovered; sediments were classified as non-hazardous to health • The work is being carried out by specialized laboratories hired by Vale (~250 professionals) • Vale hired the Coordination Department of Graduate Engineering Programs of the Federal University of Rio de Janeiro (Coppe-UFRJ) to evaluate the adopted methodology and validate the data already presented by the four laboratories • Data from almost 300,000 analyses of water, soil, tailings and sediment • Analyses of materials removed from four different points close to the B1 dam classified the tailings as non-hazardous to health • Tests with bacteria showed that the previous conditions are being maintained after the plume flow, being non-toxic in 97% of the samples • Zero toxicity for 100% of the samples collected from fish analyses Updated on March 21st, 2019.

Financial and operational impacts

20 Annualized impacts in production Mtpy Includes pellet feed used in the production of 11 Mtpy of pellets Feijão, Fábrica and Vargem Grande Brucutu Timbopeba Alegria Total Sales higher than production in 2019 (consumption of inventories) 10 93 40 30 13

21

Supply of domestic market

New service routes

Main flows before Jan/2019



Demand from southeast steel mills being attended by ore produced in the southeast (MG[1]) with simple and low cost logistic

New flows for domestic market



Attendance via Carajás and/or Midwestern increases the distance, complexity / costs with combined use of cabotage, ports and/or highways and railroads

[1] State of Minas Gerais

22 Supply of seaborne market Product portfolio management Pellets BRBF IOCJ production portfolio of market utilize pellet feed (e.g. • Prioritization of pellet feed for pellet - Removal of the niche products which SFLA) • Contractual volumes guaranteed • Volume supply adjusted to spot market price • Spot volume may vary to meet BRBF specification • Stable supply • Stable specification - Proportion of IOCJ in the blend varying according to the quality of South/Southeast production Reduction of the quantity of products offered in the spot market in order to prioritize contractual commitments

23

Judicial freezing of funds


R$ billion
Agreement signed at conciliation hearing
5.00
5.00
2.95
1.00
1.00
1.60
16.55
MPMG¹ - Environmental Impact
MPMG¹ - Socioeconomic Impact
MPMG¹ - Evacuation of Sul Superior dam
MP², Federal Govern and State of Minas Gerais
MPMG¹ - Evacuation in Macacos community
Public Minister of Labor
Total

[1] Public Ministry of Minas Gerais ("Ministério Público de Minas Gerais – MPMG")
[2] Public Ministry ("Ministério Público – MP")

VALE

24 Impacts on indebtedness • Credit Ratings - - - Fitch – downgraded to BBB-in 01/29/19 Moody’s – downgraded to Ba1 in 02/27/19 S&P – reaffirm BBB-rating with negative outlook in 03/21/19 • Increased cost of funding • Increase in net debt with reduction of average debt maturity: funding through short-term credit lines to deal with the freezing of funds (US$ 1.8 billion in commercial credit lines)

25 Fines applied R$ million IBAMA¹ State of Minas Gerais Total ¹ Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) 349 250 99

26 Accounting impacts Provisions Write-off ¹Public Minister of Labor (Ministério Publico do Trabalho – MPT) 1Q19: assets from Córrego de Feijão mine and related to upstream dams in Brazil To be made in accordance with signed agreements •Partial agreement with MPT¹ •Preliminary Agreement with the Federal Govern and the State of Minas •Plans for de-characterization of upstream dams •Donations, indemnities, humanitarian assistance, equipment, legal advisers, etc. • Accounting view: subsequent event to Dec 31st, 2018 • Preliminary stage of investigations, procedures and law suits • Accounting impacts will be reflected in 2019 (beginning at 1Q19)

[LOGO]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 28th, 2019		Director of Investor Relations

30